QUINCY ENERGY CORP.

June 8, 2005

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 4-8

Washington, D.C.   20549

Re:

Quincy Energy Corp. f/k/a Quincy Gold Corp. (the “Company”)

Form SB-2 filed on January 26, 2005

File No. 333-122301

Dear Mr. Schwall:

Quincy Energy Corp. (formerly Quincy Gold Corp.), as Registrant, represents and acknowledges:

(1)

Should the Commission or the Staff, acting pursuant to delegated authority , declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

(3)

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QUINCY ENERGY CORP.

By:

/s/ Daniel T. Farrell

Daniel T. Farrell *

Chief Executive Officer,

Principal Executive Officer, Secretary

*a facsimile signature shall be considered the

  same as an original signature